UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐     No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐     No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF
DIRECTORS HELD ON JUNE 17, 2010

Date, time and place: Held on June 17, 2010, at 15:00, by teleconference centralized at the Company’s headquarters, at Alameda Santos 1.357, 6th floor, in the City of São Paulo, State of São Paulo.

Attendance:  Regularly convened, all members of the Company’s Board of Directors were present: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; and Wang Wei Chang.

Presiding:	José Luciano Duarte Penido – Chairman.
Eduardo de A. P. Andretto - Secretary.

Agenda:  Approve the dismissal, without cause, of Evandro César Camillo Coura, from the position of Company Officer.

Resolutions: After discussion and analysis of the matter included on the agenda, the following resolutions were passed by unanimous vote of the Directors, without reservations and/or qualifications:
a)
Dismissal, without cause, of Evandro César Camillo Coura, Brazilian, married, engineer, bearer of I.D. card R.G. n.º 3.624.685 IFP-RJ, and registered with the CPF/MF under n.º 729.695.397-72, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Alameda Santos, n.º 1.357, 6º andar, from the position of Company Officer, to which he was elected under the terms set forth in the Minutes of the Extraordinary Meeting of the Board of Directors held on August 28, 2009 and registered with the Junta Comercial do Estado de São Paulo on September 28, 2009, under n.º 375.151/09-6, with effect as of June 21, 2010.

b)
Because of resolution (a) above, the Board of Directors decided that the functions heretofore performed by the Officer dismissed herein (to wit: managing the Companies activities in risk management and control) will be  temporarily exercised by the Company’s Chief Executive Officer, Carlos Augusto Lira Aguiar until later resolution.

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Closing: There being nothing more to address, the meeting was suspended for the time needed to transcribe these minutes, which were read, checked over and approved by the members of the Board of Directors, who signed them. (sig.) José Luciano Duarte Penido – as Chairman of the Board of Directors and Chairman of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Armando Mariante Carvalho Junior; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Raul Calfat; Wang Wei Chang; and Eduardo de A. P. Andretto – Secretary.

São Paulo, June 17, 2010.

True to the original.
Extracted from the document itself.

Eduardo de A. P. Andretto
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 16, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.